FRP HOLDINGS, INC./NEWS

Contact: John D. Baker III

             Chief Financial Officer                                                                                               904/858-9100

FRP HOLDINGS, INC. ANNOUNCES AGREEMENT WITH STEUART INVESTMENT COMPANY AND MRP REALTY

Jacksonville, Florida: November 8, 2022 – FRP Holdings, Inc. (NASDAQ: FRPH) has executed an agreement with Steuart Investment Company (SIC) and MidAtlantic Realty Partners (MRP) for the development of up to ten mixed-use projects in the Capitol Riverfront and Buzzard Point submarkets of Washington, DC. These projects will come from four parcels of land owned by SIC, phases III and IV of The Company’s Riverfront on the Anacostia Development, the site currently leased to Vulcan Materials in Buzzard Point, and the existing mixed use multifamily/retail assets (Dock 79, The Maren, and The Verge) owned by The Company and MRP in the Capitol Riverfront and Buzzard Point submarkets. Upon completion and stabilization, these projects will comprise over 3 million square feet of mixed-use development including 3,000 residential units and 150,000 square feet of retail.

Under the terms of the agreement:

•	SIC will purchase a share in a tenancy in common of 20% of ownership in Dock 79 and the Maren for $65.3 million, $44.50 million of which is attributable to The Company. Net of the portion of the mortgage assumed by SIC, FRP’s gross proceeds of the sale will be $19.95 million
•	SIC will have the right to acquire a 10% to 20% share of The Verge, phases 3 and 4 of the Riverfront projects and Square 664E
•	When developing SIC parcels, MRP and The Company will be responsible for all pre-development work including entitlements, permits, zoning approvals, design, budgets, additional equity and construction financing required to begin each project. Any pre-development costs incurred in this process will be converted into equity in the project. The partners will then go through an appraisal process for the land with the purchase price being the appraised value less the estimated environmental remediation costs. This pre-development work will be done through a joint venture between MRP and FRP.

“This is a unique opportunity to expand upon our existing footprint in one of the best markets in the world,” said John D. Baker II, CEO and Chairman of FRP Holdings, Inc. “When the dust settles on these projects, this partnership will control nearly every asset visible to the naked eye as you drive into our nation’s Capital from the south. It has the potential to be something really special.” For more information on this agreement, please consult the attached map of properties controlled by the partners in the agreement.

FRP Holdings, Inc. is a holding company engaged in the investment and development of real estate , namely (i) leasing and management of industrial and commercial properties owned by The Company, (ii) leasing and management of mining royalty land owned by The Company, (iii) real property acquisition, entitlement, development and construction primarily for apartment, retail, warehouse, and office, (iv) management of mixed use residential/retail properties owned through our joint ventures

Investors are cautioned that any statements in this press release which relate to the future are, by their nature, subject to risks and uncertainties that could cause actual results and events to differ materially from those indicated in such forward-looking statements. These include, but are not limited to: the impact of the Covid-19 Pandemic on our operations and financial results; the possibility that we may be unable to find appropriate investment opportunities; levels of construction activity in the markets served by our mining properties; demand for flexible warehouse/office facilities in the Baltimore-Washington-Northern Virginia area; demand for apartments in Washington D.C., Richmond, Virginia, and Greenville, South Carolina; our ability to obtain zoning and entitlements necessary for property development; the impact of lending and capital market conditions on our liquidity; our ability to finance projects or repay our debt; general real estate investment and development risks; vacancies in our properties; risks associated with developing and managing properties in partnership with others; competition; our ability to renew leases or re-lease spaces as leases expire; illiquidity of real estate investments; bankruptcy or defaults of tenants; the impact of restrictions imposed by our credit facility; the level and volatility of interest rates; environmental liabilities; inflation risks; cybersecurity risks; as well as other risks listed from time to time in our SEC filings; including but not limited to; our annual and quarterly reports. We have no obligation to revise or update any forward-looking statements, other than as imposed by law, as a result of future events or new information. Readers are cautioned not to place undue reliance on such forward-looking statements.

200 W. Forsyth Street, 7th Floor, Jacksonville, FL 32202